UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Senomyx, Inc.

File No. 0-50791 - CF#24721

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Senomyx, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 23, 2007.

Based on representations by Senomyx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.35	through February 23, 2015
Exhibit 10.36	through February 23, 2015
Exhibit 10.37	through February 23, 2015
Exhibit 10.38	through February 23, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel